UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 18, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Cytokinetics, Incorporated
File Nos. 0-50633 and 333-112261

CF#32374

Cytokinetics, Incorporated submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form S-1 filed on January 27, 2004; Forms 8-K filed on June 19, 2006, November 27, 2006 and June 19, 2007; Form 8-K and Form 8-K/A filed on June 20, 2008; Forms 10-Q filed on November 10, 2005 and August 6, 2009; and Forms 10-K filed on March 12, 2009 and March 11, 2010.

Based on representations by Cytokinetics, Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.17	S-1	January 27, 2004	through April 29, 2020
10.18	S-1	January 27, 2004	through April 29, 2020
10.19	S-1	January 27, 2004	through April 29, 2020
10.20	S-1	January 27, 2004	through April 29, 2020
10.21	S-1	January 27, 2004	through April 29, 2020
10.22	S-1	January 27, 2004	through April 29, 2020
10.23	S-1	January 27, 2004	through April 29, 2020
10.24	S-1	January 27, 2004	through April 29, 2020
10.25	S-1	January 27, 2004	through April 29, 2020
10.56	10-Q	November 10, 2005	through April 29, 2020
10.65	8-K	June 19, 2006	through April 29, 2020
10.67	8-K	November 27, 2006	through April 29, 2020
10.64	8-K	June 19, 2007	through April 29, 2020
10.68	8-K/A	June 20, 2008	through April 29, 2010
10.55	10-K	March 12, 2009	through April 29, 2020

| 10.71 | 10-Q | August 6, 2009 | through April 29, 2020 |
| 10.76 | 10-K | March 11, 2010 | through April 29, 2020 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary